

Mail Stop 3628

May 4, 2016

<u>Via E-mail</u>
David Rands
Executive Vice President and CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

> **Re:** **Volkswagen Auto Loan Enhanced Trust 2012-2**
> **Volkswagen Auto Loan Enhanced Trust 2013-1**
> **Forms 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File Nos. 333-160515-08 and 333-185282-02**

Dear Mr. Rands:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibits 33.1 to Forms 10-K</u>

1. We note that your reports on assessment of compliance do not include the new criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB. Please confirm that you have assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of your assessment and the auditor's attestation report of other applicable servicing criteria under Item 1122(d). Additionally, please confirm that in future Form 10-K filings for all transactions for which you act as servicer, your reports on assessment of compliance and related attestations will include an assessment of compliance with Item 1122(d)(1)(v). If an assessment of the accurate conveyance of information was not conducted as part of your assessment of existing applicable servicing criteria, please amend the Forms 10-K to include a report on assessment of compliance with Item 1122(d)(1)(v) and a related attestation report.

Exhibit 33.1 to Form 10-K for Volkswagen Auto Loan Enhanced Trust 2012-2

2. We note your statement that "VCI has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2014 and for the reporting period." Please confirm that VCI has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2015 and for the reporting period.

3. We note that Item 1122(d)(3)(ii) relating to an assessment of the amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the trustee. We note, however, the attestation report related to the trustee's assessment of compliance specifies that Item 1122(d)(3)(ii) is only applicable to the trustee as it relates to remittances. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3731 if you have any questions.

                                                        Sincerely,

                                                        /s/ M. Hughes Bates

                                                        M. Hughes Bates
                                                        Special Counsel
                                                        Office of Structured Finance

cc: William Horwath, VW Credit, Inc.
        Stuart M. Litwin, Mayer Brown LLP